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GLOBAL PARTNERS LP
P.O. Box 9161
800 South Street
Waltham, Massachusetts 02454-9161
(781) 894-8800

September 23, 2005

VIA EDGAR & FACSIMILE TO (202) 772-9369

Mr. Jason Wynn
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Global Partners LP
  Acceleration Request for Registration Statement on Form S-1
  File No. 333-124755

Dear Mr. Wynn:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 originally filed by Global Partners LP on May 10, 2005, as amended, to become effective at 1:00 p.m. Eastern Daylight Time, Wednesday, September 28, 2005 or as soon as reasonably practicable thereafter.

Very truly yours,
GLOBAL PARTNERS LP
By:	Global GP LLC its General Partner
	By:	/s/ EDWARD J. FANEUIL Edward J. Faneuil Executive Vice President, General Counsel and Secretary

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GLOBAL PARTNERS LP P.O. Box 9161 800 South Street Waltham, Massachusetts 02454-9161 (781) 894-8800